Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

October 27, 2020

VIA EDGAR

Office of Manufacturing Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Attention: Edward M. Kelly, Senior Counsel

Re:	Consonance-HFW Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed October 26, 2020 File No. 333-249394

Dear Mr. Kelly,

This letter is being submitted on behalf of Consonance-HFW Acquisition Corp. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2, filed on October 26, 2020, to Registration Statement on Form S-1 filed on October 9, 2020 (the “Registration Statement”), as set forth in your letter dated October 26, 2020 (the “Comment Letter”). In response to the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) via EDGAR concurrently with this response letter. For the Staff’s reference, we are providing to the Staff by electronic mail both a clean copy of the Amended Registration Statement and a copy marked to show all changes from Amendment No. 2 to the Registration Statement.

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with a response immediately following the comment. Page references herein correspond to the pages of the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1 filed October 26, 2020

Exhibit 5.2, page 1

1.	Please revise to remove the "solely" language in the last paragraph. Purchasers of the securities in the offering are entitled to rely on the opinion expressed. For guidance you may wish to refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 (CF).

Response: The Company respectfully acknowledges the Staff’s comment and has revised Exhibit 5.2 of the Amended Registration Statement to remove the above-referenced language in the last paragraph thereof.

Division of Corporation Finance
October 27, 2020

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If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Jocelyn Arel at (617) 570-1067 or JArel@goodwinlaw.com.

Sincerely,

/s/ Jocelyn Arel
Jocelyn Arel

cc:	Erin M. Purnell, Senior Counsel
Securities and Exchange Commission

Gad Soffer
Consonance-HFW Acquisition Corp.